Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151380

Prospectus

SOUTHERN MICHIGAN BANCORP, INC.

Dividend Reinvestment Plan

200,000 Shares - Common Stock

Southern Michigan Bancorp, Inc. is pleased to offer its shareholders the opportunity to participate in its Dividend Reinvestment Plan. The Plan is available for our shareholders to increase their holdings of Southern common stock.

Plan highlights include:
•	You may reinvest all or a portion of your Southern dividends in Southern common stock.

•	You may purchase additional shares of Southern common stock on a quarterly basis in increments of at least $100 and up to a maximum of $10,000 per calendar quarter.

This prospectus relates to an offering of 200,000 shares of Southern common stock to be offered for purchase under the Plan. Southern's common stock is quoted on the OTC Bulletin Board under the symbol "SOMC.OB." Trading activity in Southern common stock is relatively infrequent. Southern's trading volume and recent share price information can be viewed under the symbol "SOMC.OB" on certain financial websites.

At our option, shares of Southern common stock purchased under the Plan may be newly issued shares, shares purchased for participants in the open market, or a combination of both. The price for shares of Southern common stock purchased in the open market will be the weighted average price for all shares purchased for the Plan and sold to participants on the investment date. The purchase price for newly issued shares of Southern common stock will be equal to the average of the last price of Southern common stock in transactions reported on the OTC Bulletin Board for the last 10 trading days immediately preceding the investment date on which transactions are reported.

Southern is a bank holding company headquartered in Coldwater, Michigan. Southern is the parent company of Southern Michigan Bank & Trust, a Michigan state-chartered bank, and FNB Financial, a Michigan state-chartered bank. Our principal executive offices are located at 51 West Pearl Street, Coldwater, Michigan, 49036, (517) 279-5500.

Please read and consider this prospectus carefully and retain it and any future investment statements for future reference. You should also read and consider carefully all of the information incorporated by reference into this prospectus. If you have any questions about the Plan, please call Southern Michigan Bank & Trust, Attn: Trust Department, at (517) 279-5503.

Investing in Southern common stock involves risks. Before making an investment decision, you should consider the Risk Factors that we have described in "Section 1A - Risk Factors" of our most recent Annual Report on Form 10-K.

Our common stock is not the obligation of or guaranteed or endorsed by any bank. It does not constitute a bank deposit. It is not federally insured or protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other governmental agency. Investment in our common stock, as with any investment in common stock, involves investment risks, including the risk of possible loss of value.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2008.

TABLE OF CONTENTS
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THE COMPANY

Southern Michigan Bancorp, Inc. ("Southern") is a bank holding company. Southern is the parent company of Southern Michigan Bank & Trust, a Michigan state-chartered bank ("Southern Michigan Bank"), and FNB Financial, a Michigan state-chartered bank. Our business, which we conduct primarily through our bank subsidiaries, is commercial banking. We offer a variety of deposit, payment, credit and other financial services to all types of customers. The terms "we," "us," and "our" refer to Southern Michigan Bancorp, Inc.

INFORMATION ABOUT THE PLAN

The following questions and answers explain and constitute the Dividend Reinvestment Plan (the "Plan").

What is the Plan?

The Plan is a convenient and low cost purchase plan available for existing shareholders to increase their holdings of Southern common stock. Participants in the Plan may elect to have dividends automatically reinvested in Southern common stock. The Plan also allows participants to invest in additional shares of Southern common stock. Participation in the Plan is entirely voluntary and we give no advice regarding your decision to participate in the Plan.

What options are available under the Plan?

If you participate in the Plan, you will be able to:
•	Have all or a portion of your Southern common stock dividends automatically reinvested in additional shares of Southern common stock;

•	Increase your holdings of Southern common stock by making additional cash investments on a quarterly basis of at least $100 (up to a maximum of $10,000 per calendar quarter);

•	Deposit Southern common stock certificates in the Plan's share safekeeping feature and have your ownership of Southern common stock maintained on Southern's records in book-entry form; and

•	Receive regular statements of shares held and activity in your account.

How do I contact the Plan administrator?

Southern Michigan Bank will administer the Plan for participants, keep records, send quarterly statements of account to participants, and perform other duties relating to the Plan.

If you wish to contact Southern Michigan Bank, you should do so by contacting its Trust Department at:
•	Telephone: (517) 279-5503 during Southern Michigan Bank's regular business hours.

•	Mail: Southern Michigan Bank & Trust Attn: Trust Department P.O. Box 309 Coldwater, Michigan 49036-1995

Who is eligible to participate in the Plan?

All U.S. residents who are currently shareholders of record of Southern are eligible to participate in the Plan, except as otherwise described in this answer. Southern reserves the right to deny participation in the Plan to any shareholder who resides in a state or jurisdiction having laws or regulations that require registration or qualification of the Plan under state or local securities laws or otherwise impose conditions or expenses on Southern or the Plan that are unacceptable to Southern, or any shareholder who fails to provide documentation acceptable to Southern of his or her state of residence. Consequently, the Plan may not be available to shareholders who live in certain states. A shareholder of record who wishes to participate in the Plan must certify his or her state of residence on the authorization form accompanying this Prospectus and agree to notify Southern Michigan Bank if such state of residence changes. Upon receipt of the authorization form, Southern Michigan Bank will notify the shareholder within a reasonable time if the Plan is not available in the state in which the shareholder resides.

May non-U.S. residents participate in the Plan?

No.

How do I enroll in the Plan?

If you are already a Southern shareholder of record (that is, if you own shares of Southern common stock that are registered in your name, not your broker's name) but are not enrolled in the Plan, you may enroll in the Plan by completing the enclosed plan enrollment form and returning it to Southern Michigan Bank in the enclosed reply envelope. Plan enrollment forms may also be obtained from Southern Michigan Bank by writing the Trust Department at the address listed above. See "How do I contact the Plan administrator?"

If your shares of Southern common stock are held for your account by a bank, broker or other nominee, you must become a shareholder of record to participate in the Plan. In order to participate in the Plan, you will need to arrange with your bank, broker, or other nominee for the stock to be issued in your own name.

Our articles of incorporation prohibit transfers of shares of Southern common stock to a person who would own less than 100 shares of Southern common stock. Therefore, once at least 100 shares of Southern common stock are registered in your name and transferred to your book entry account, you can enroll in the Plan.

Are there fees associated with participation?

No.

What are my dividend reinvestment options?

As a participant in the Plan, you may elect to reinvest all, part, or none of your dividends on your shares of Southern common stock in additional shares of Southern common stock. The options available to you are:
•	Full Dividend Reinvestment. If you select this option, we will apply all of your dividends on Southern common stock registered in your name toward the purchase of more shares of Southern common stock.

•

Partial Dividend Reinvestment. If you select this option, we will pay your dividends in cash on the number of shares of Southern common stock that you specify in your plan enrollment form and apply the balance of your dividends toward the purchase of additional shares of Southern common stock.

•	Cash Payments Only (No Dividend Reinvestment). If you select this option, dividends will not be reinvested in additional shares of Southern common stock. Instead, you will receive cash dividends.

No matter which reinvestment option you select, you may make optional cash investments as described below. See "How do I make an optional cash investment?"

We will continue to reinvest your dividends as you have indicated on your plan enrollment form until you specify otherwise. You may change your dividend option at any time by completing a new plan enrollment form and returning it to Southern Michigan Bank at the address provided above. See "How do I contact the Plan administrator?" Southern Michigan Bank must receive your new plan enrollment form on or before the record date for any given dividend payment date in order for the requested changes to be effective for that dividend. If your new plan enrollment form is received after the record date, then the requested changes will not be effective until the next dividend record date.

When will my dividend reinvestment begin?

Record dates for determining the record holders of Southern common stock entitled to receive cash dividends declared on Southern common stock will be chosen by our board of directors, and are expected to be in the months of January, April, July, and October of each year. If your plan enrollment form is received and processed by Southern Michigan Bank on or before a dividend record date, the reinvestment of your dividends will begin with the payment of that dividend. If the plan enrollment form is received and processed by Southern Michigan Bank on or after the dividend record date, the reinvestment of dividends will not start until payment of the next dividend. Dividend record dates will vary from time to time, and may be chosen in months other than those listed above. You can minimize the possibility of missing an opportunity to reinvest dividends by delivering a plan enrollment form to Southern Michigan Bank before the first day of a dividend record date month in which you desire to begin participation in the Plan.

How do I make an optional cash investment?

In addition to increasing your holdings of Southern common stock through the reinvestment of dividends, you may also make optional cash investments on a quarterly basis of at least $100 (subject to a maximum of $10,000 per calendar quarter) in Southern common stock by sending a check made payable to "Southern Michigan Bancorp, Inc." in U.S. dollars and drawn on a U.S. bank. All checks should be sent to Southern Michigan Bank at the address listed on the optional cash investment tear-off form attached to each statement you receive, together with that form, or, if making an investment when enrolling, with the plan enrollment form.

What are the minimum and maximum amounts for optional cash investments?

Each optional cash investment on a quarterly basis must be for a minimum of $100, subject to a maximum of $10,000 per calendar quarter.

What is the source of Southern common stock purchased through the Plan?

At our option, shares of Southern common stock purchased under the Plan may be newly issued shares, shares purchased for participants in the open market, or a combination of both. You cannot choose the source of your shares of Southern common stock purchased under the Plan.

Will interest be paid on the accounts?

No. Interest will not be paid on funds held pending investment.

When will shares be purchased under the Plan?

Purchases from Southern of newly issued shares of Southern common stock will be made on the relevant investment date. Purchases on the open market will begin on the relevant investment date and will be completed no later than 30 days from such date with respect to dividend reinvestment and 35 days with respect to optional cash investments (except where completion at a later date is necessary or advisable under federal securities laws).

The relevant investment date for dividend reinvestment is the dividend payment date. If the dividend payment date does not fall on a trading day, then the investment date will be the next trading day. The payment of dividends for Southern common stock is expected to be in January, April, July, and October of each year.

The relevant investment date for optional cash investments will be March 31, June 30, September 30, and December 31 of each year. If the investment date is not a trading day, then the investment date will be the next trading day.

At what price will shares be purchased?

The purchase price for newly issued shares of Southern common stock will be equal to the average of the last price of Southern common stock in transactions reported on the OTC Bulletin Board for the last 10 trading days immediately preceding the investment date on which transactions are reported.

The price for shares of Southern common stock purchased in the open market will be the weighted average price for all shares purchased for the Plan and sold to participants on the investment date. Southern Michigan Bank may combine your funds with those of other participants for the purpose of making purchases on the open market.

How are shares allocated under the Plan?

Shares of Southern common stock purchased with reinvested dividends or optional cash investments will be credited to your account in book-entry form. If you participate, the number of shares of Southern common stock that will be credited to your account following any investment date will depend on the amount of your dividends and optional cash investments (if any) available for investment on that date and the purchase price of the shares of Southern common stock. Your account will be credited with a number of shares of Southern common stock (including fractions computed to three decimal places) equal to the total funds to be invested for you, divided by the applicable purchase price (also computed to three decimal places).

Will fractional shares be purchased?

Yes. If any dividend reinvestment or optional cash investment is not sufficient to purchase a whole share of Southern common stock, a fractional share of Southern common stock will be credited to your account in book-entry form. All fractional shares of Southern common stock will be computed to three decimal places.

How are payments with "insufficient funds" handled?

If any check is returned unpaid for any reason, Southern Michigan Bank will consider the request for investment of that purchase null and void and will immediately remove from your account any shares of Southern common stock already purchased in anticipation of receiving those funds. If the net proceeds from the sale of those shares of Southern common stock are insufficient to satisfy the balance of the uncollected amounts, Southern Michigan Bank may sell additional shares of Southern common stock from your account as necessary to satisfy the uncollected balance. There is a $32.00 insufficient funds fee for any check that is returned unpaid by your bank. This fee will be collected by Southern Michigan Bank through the sale of the number of shares of Southern common stock from your account necessary to satisfy the fee.

Who will hold the additional shares purchased through the Plan?

Shares of Southern common stock purchased through the Plan will be credited to your account in book-entry form. The number of shares (including fractional interests) credited to your account will be shown on each account statement.

How may I receive a stock certificate?

You may obtain a stock certificate (at no cost) for some or all of your whole shares of Southern common stock held in your account at any time by requesting Southern Michigan Bank to withdrawal shares from your account. You may make such a request by sending written notice to Southern Michigan Bank, attn. Trust Department, specifying the number of whole shares of Southern common stock you would like withdrawn.

Certificates will normally be issued to participants within five business days after receipt of the request. Withdrawing shares from your account does not affect your dividend option (for example, dividends will continue to be reinvested on the shares withdrawn and the shares remaining in your account, if previously elected on the plan enrollment form). No certificates will be issued for fractional shares of Southern common stock. Any fractional share will be paid in cash at the then-current market value.

May I add my certificated shares of Southern common stock to my account for safekeeping?

Yes. At any time, you may deposit with Southern Michigan Bank any Southern common stock certificates in your possession and registered in your name. There is no charge for this service. To do so, we recommend that you deliver your Southern common stock certificates to Southern Michigan Bank or send them by registered mail, return receipt requested and insured for 2% of the current market value. When submitting your stock certificates for deposit into your account, be sure to include the tear-off portion of your account statement or a written request to have the stock certificates deposited. The stock certificates SHOULD NOT BE ENDORSED. Upon receipt, Southern Michigan Bank will credit the shares of Southern common stock represented by the stock certificates in book-entry form to your account. The advantages of holding shares of Southern common stock in book-entry form in the Plan are protection against stock certificate loss, theft and damage.

How may I sell shares of Southern common stock that I hold through the Plan?

To sell your shares of Southern common stock you hold through the Plan, you must first withdrawal from your account the number of shares of Southern common stock you wish to sell. You may withdrawal shares from your account by following the instructions above. See "How may I receive a stock certificate?" Once withdrawn, you may sell the shares of Southern common stock on the open market.

Neither Southern nor Southern Michigan Bank will sell any of your shares of Southern common stock for you.

May I transfer ownership of shares of Southern common stock that I hold through the Plan to someone else?

Yes. You may transfer ownership of some or all of your shares of Southern common stock that you hold through the Plan. To do this, you should write Southern Michigan Bank, attn. Trust Department, at the address listed above for complete transfer instructions. See "How do I contact the Plan administrator?" You will be asked to send to Southern Michigan Bank written transfer instructions and your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program is intended to ensure that the individual signing is in fact the owner of shares of stock to be transferred. A notary public is not acceptable.

You may transfer shares to new or existing Southern shareholders. However, a new account will not be opened for a transferee as a result of a transfer of less than 100 shares of Southern common stock.

I've just moved. How can I request a change of address or update other personal data?

It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please write Southern Michigan Bank, attn. Trust Department, at the address listed above. See "How do I contact the Plan administrator?"

How may I stop reinvesting dividends?

You may stop reinvesting dividends at any time by submitting to Southern Michigan Bank a new plan enrollment form. Southern Michigan Bank must receive your new plan enrollment form at least 5 business days before the record date for any given dividend payment date. If Southern Michigan Bank receives your new plan enrollment form less than 5 business days before the record date for any given dividend payment date, then your dividends will be reinvested and shares of Southern common stock will be credited to your account. Subsequent dividends will not be reinvested unless you submit a new plan enrollment form to begin reinvesting dividends.

What reports will I receive?

Statements of your calendar year-to-date account activity will be sent to you quarterly. Each statement will show the amount invested, the purchase price of Plan transactions, the number of shares of Southern common stock purchased, and any activity associated with share deposits, transfers or withdrawals. These statements will be a record of your account activity and will identify your cumulative position in shares of Southern common stock held through the Plan. Please notify Southern Michigan Bank promptly in writing or by telephone if your address changes.

In addition, you will be sent copies of the same communications sent to all other holders of Southern common stock, such as annual reports and proxy statements. You will also be sent any required Internal Revenue Service information statements.

Please retain all statements for your records. The statements contain important tax and other information.

What if Southern issues a stock dividend or declares a stock split?

Any stock dividend or split shares distributed by Southern to you will be based on both the shares of Southern common stock registered in your name in certificated form and the shares of Southern common stock (whole and fractional) credited to your account. Such stock dividend or split shares will be added to your account in book-entry form. You will receive a statement indicating the number of shares of Southern common stock added as a result of the transaction.

How do I vote my shares of Southern common stock that I hold through the Plan at shareholders' meetings?

For any meeting of Southern shareholders, you will be sent a proxy card representing both the shares of Southern common stock that are certificated and credited to your account. Those shares of Southern common stock will be voted as you indicate on the returned proxy card or request form. Fractional shares will be voted. If you sign and return the proxy card or request form and no voting instructions are given with respect to any item on the proxy card or request form, all of your shares of Southern common stock will be voted in accordance with the recommendations of Southern's management.

You may also vote all of your shares of Southern common stock in person at the shareholders' meeting.

May we change the Plan?

Yes. Southern may suspend, modify or terminate the Plan at any time. All participants will be sent notice of any suspension, modification or termination. Changes or termination to the Plan will not affect your rights as a shareholder in any way and any book-entry shares of Southern common stock that you own will continue to be credited to your account, unless you specifically request otherwise. Southern also reserves the right to deny, suspend or terminate participation by a participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. Southern Michigan Bank also may terminate your account if you do not own at least one whole share of Southern common stock through the Plan. If your account is terminated for this reason, a check for the cash value of the fractional share will be sent to you and your account will be closed.

What are the responsibilities of Southern and Southern Michigan Bank under the Plan?

Neither Southern nor Southern Michigan Bank will be liable for any act or omission to act, which was done in good faith, including any claim of liability (1) arising out of the failure to cease reinvestment of dividends for a participant's account upon the participant's death before receipt of notice in writing of the death along with a request to cease dividend reinvestment participation from a qualified representative of the deceased, and (2) with respect to the prices or times at which shares of Southern common stock are purchased for you.

You should recognize that neither Southern nor Southern Michigan Bank can assure you of a profit or protect you against a loss on shares of Southern common stock purchased through the Plan. You must make independent investment and participation decisions based on your own judgment and research as you alone bear the risk of fluctuations in the market value of Southern common stock. You bear the risk of loss in value and you enjoy the benefits of gains from market price changes with respect to all of your shares of Southern common stock.

Although Southern currently contemplates the continuation of quarterly dividends, the payment of dividends is subject to the discretion of our board of directors and will depend upon future earnings, the financial condition of Southern and other relevant factors. Dividend amounts may increase or decrease.

What are the federal income tax consequences of participating in the Plan?

The federal income tax provisions applicable to the Plan are complex and subject to change. Southern encourages you to seek advice based on your particular circumstances from independent professional advisers with respect to all financial, legal, and tax matters. This prospectus was prepared, in part, to support the promotion of the Plan and is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service. The following summary is based upon an interpretation of current Federal tax law.

Dividends, even when reinvested, are taxable as ordinary income. Brokerage commissions paid on a participant's behalf by Southern are also taxable as ordinary income. The amount of such brokerage commissions will increase the participant's tax basis for shares of Southern common stock purchased under the Plan.

A Form 1099-DIV will be sent to each participant after the end of each calendar year reporting any dividends earned and brokerage commissions paid by Southern in that year. A Form 1099-B will be sent to each participant after the end of each calendar year, reporting the proceeds of any sales made from that participant's Plan account during the calendar year. Information participants will need to prepare their tax reports is contained in the Plan account statements. It is very important that participants retain these statements for their tax records.

A participant's holding period for shares of Southern common stock acquired pursuant to the Plan will begin on the day following the relevant investment date.

A participant will not recognize any taxable income upon receipt of certificates for whole shares of Southern common stock credited to the participant's account, either upon the participant's request for certain of those shares or upon termination of participation in the Plan.

A participant will recognize gain or loss upon the sale or exchange of shares of Southern common stock acquired under the Plan. A participant will also recognize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any fractional share equivalent credited to the participant's account. The amount of any such gain or loss will be the difference between the amount that the participant received, and the tax basis for the shares or fractional share.

The payment of brokerage commissions by Southern in connection with the purchase of shares of Southern common stock in the open market will be treated as part of the purchase price of the shares, which will result in additional ordinary income to the participants.

Dividends paid on shares of Southern common stock in accounts and proceeds from the sale of shares of Southern common stock, may be subject to "backup withholding" if you fail to furnish a properly completed Form W-9 or its equivalent.

USE OF PROCEEDS

Southern will receive proceeds from the purchase of Southern common stock through the Plan to the extent that such purchases are made directly from Southern. Any proceeds received by us (which cannot be estimated) will be used for general corporate purposes. Proceeds received by us will have the effect of increasing our capital levels for regulatory capital purposes. We may also contribute proceeds to one or both of our subsidiary banks to increase their respective capital levels for regulatory capital purposes. Southern will not receive proceeds from the purchase of Southern common stock on the open market.

DESCRIPTION OF SOUTHERN CAPITAL STOCK

Southern's authorized capital stock consists of 4,000,000 shares of common stock, par value $2.50 per share, and 100,000 shares of preferred stock. As of June 2, 2008, Southern had 2,307,924 shares of Southern common stock outstanding and no shares of preferred stock outstanding. As of June 2, 2008, there were 450 record holders of shares of Southern common stock.

Southern's board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other relative rights, preferences, and limitations.

The issuance of shares of Southern preferred stock could adversely affect the availability of earnings for distribution to the holders of Southern common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Holders of Southern common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors' right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and Southern's legal ability to make certain other payments. Southern's board of directors may fix the dividend rights and rates of preferred stock when it is issued. Each holder of Southern common stock is entitled to one vote for each share held on each matter submitted for shareholder action. Southern common stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

In the case of any liquidation, dissolution or winding up of the affairs of Southern, holders of Southern common stock will be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them after an amount has been paid to or set aside for the holders of any shares having priority over the Southern common stock. The rights of any Southern preferred stock will be determined by Southern's board of directors, subject to Southern's articles of incorporation, when those shares are first issued.

All outstanding shares of Southern common stock are fully paid and nonassessable.

A shareholder may not transfer shares of Southern common stock without the consent of Southern if, as a result of an attempted transfer, the party who would receive the shares would own fewer than 100 shares of Southern common stock. "Transfer" means any type of disposition, including a sale, gift, contribution, pledge, or other action that results in a change of record ownership of any share of Southern common stock.

A number of important provisions of the articles of incorporation and bylaws of Southern and the Michigan Business Corporation Act ("MBCA") that could affect the rights of holders of shares of Southern common stock are described below.

Provisions Affecting Control of Southern

Some provisions of Southern's articles of incorporation and/or the MBCA may have an anti-takeover impact and may make tender offers, proxy contests and certain mergers more difficult to complete.

Southern's Articles of Incorporation

Article IX of Southern's articles of incorporation contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. This provision requires a supermajority vote of two-thirds of the outstanding shares of Southern common stock to approve a merger or consolidation with, sale, lease, transfer or other disposition of all or substantially all of the assets of Southern to, or issuance or transfer of any voting securities of Southern in exchange or payment for the securities or assets of, a person who is, or has been in the preceding 12 months, a beneficial owner of more than 5% of the outstanding shares of stock of Southern, unless it has been approved by the board of directors and certain other conditions are met.

Certain Business Combinations

Southern is subject to Chapter 7A of the MBCA. Chapter 7A contains provisions which generally require that business combinations between a corporation which is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

Control Share Act

Southern is subject to Chapter 7B of the MBCA. Chapter 7B establishes procedures governing "control share acquisitions" (the "Control Share Act"). A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless Southern's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of Southern, and directors of Southern who are also employees of Southern are precluded from voting on the issue of whether the control shares will be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition.

The Control Share Act entitles Southern to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of Southern's shareholders except the acquiring person.

The Control Share Act applies only to an "issuing public corporation." Southern falls within the statutory definition of an "issuing public corporation."

Classified Board

The board of directors of Southern is classified into three classes, with each class serving a staggered, three-year term. Classification of the board of directors could have the effect of extending the time during which the existing board of directors could control the operating policies of Southern even though opposed by the holders of a majority of the outstanding shares of Southern common stock. In addition, under Southern's articles of incorporation, directors of Southern may only be removed for "cause," and only by the affirmative vote of a majority of the outstanding shares of capital stock of Southern, voting together as a single class, entitled to vote in the election of directors.

Board Evaluation of Certain Offers

Article XIII of Southern's articles of incorporation provides that the board of directors may not approve, adopt or recommend any offer of any person or entity (other than Southern) to make a tender or exchange offer for any equity security of Southern, or to merge or consolidate Southern with any other entity, to purchase or acquire all or substantially all of Southern's assets, a liquidation or dissolution of Southern, or a reorganization or recapitalization of Southern, unless and until the board of directors has evaluated the offer and determined that it would be in compliance with all applicable laws, that the offer is in the best interests of Southern, and satisfies certain other conditions. In doing so, the board of directors may rely on an opinion of legal counsel who is independent from the offering party, and/or may test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

In making its determination, the board of directors must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by Southern and/or its shareholders, considering historical trading prices of Southern common stock, the price that could be achieved in a negotiated sale of Southern as a whole, past offers, and the future prospects of Southern; (ii) the potential social and economic impact of the proposed transaction on Southern, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which Southern and its subsidiaries operate or are located; (iv) the business, financial condition, safety, soundness and earnings prospects of the offering party, including, without limitation, debt service and other existing or likely financial obligations of the offering party; (v) the competence, experience and integrity of management of the offering party; and (vi) the intentions of the offering party regarding the use of Southern's assets to finance the transaction. Consideration of these factors could result in Southern's board of directors rejecting offers that would otherwise be desirable to some shareholders.

Nomination of Directors

Under Southern's bylaws, all shareholder nominations for directors for which written proxy solicitation by the board of directors is sought, must be made in writing and delivered or mailed to Southern by December 31 of the year preceding the year in which the nomination is proposed. All other shareholder nominations for directors (i) may be made only by a shareholder entitled to vote in the election of directors at the particular meeting at which the nomination is to occur, (ii) must be made by the shareholder in person or by proxy at such meeting, and (iii) only if the shareholder delivers personally, or the Secretary of Southern otherwise receives, written notice of the shareholder's intent to make the nomination at least 30 days, but no more than 90 days, before the anniversary date of the record date for determination of shareholders entitled to vote in the immediately preceding annual meeting of shareholders. Nominations that are not received before the applicable deadline will not be placed on the ballot and will be deemed void and of no effect. Southern's board of directors believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the board of directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

EXPERTS

The consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, incorporated by reference into this prospectus and elsewhere in the registration statement, have been audited by Clifton Gunderson LLP, independent certified public accountants, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 to register with the Securities and Exchange Commission ("SEC") the Southern common stock that may be offered by us using this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly, and current reports and other information with the SEC. The public may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate information by reference into this prospectus. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus, a prospectus supplement, or a later filing with the SEC that is also incorporated by reference into this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:
•	Annual Report on Form 10-K for the year ended December 31, 2007;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008; and
•	Current Reports on Form 8-K filed on February 8, 2008, February 20, 2008, April 25, 2008, and May 20, 2008

All documents subsequently filed by Southern pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part of this registration statement from the date of filing of such documents.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to you. You may obtain such documents without charge by requesting them in writing or by telephone from Southern as follows:

Southern Michigan Bancorp, Inc.
Attn:  Danice L. Chartrand
51 West Pearl Street
Coldwater, MI 49036
(517) 279-5500

You may access all of the information that has been incorporated by reference into this prospectus on our website at www.smb-t.com. Other information on our website is not part of, or incorporated by reference into, this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus when deciding whether to participate and the Plan and purchase our shares. We have not authorized anyone to provide you with information that is different from what is contained or incorporated in this prospectus for that purpose.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, and neither the delivery of this prospectus to you nor the issuance of common stock under it shall create any implication to the contrary.

This prospectus does not constitute an offer of any securities other than those described on the cover page or an offer to sell or a solicitation of an offer to buy within any jurisdiction to any person to whom it is unlawful to make such offer or solicitation within such jurisdiction.